Mail Stop 6010   August 15, 2006

The Corporation Trust Company
1209 Orange Street
New Castle County, Wilmington, Delaware 19801

Re: Neuralstem, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Filed August 10, 2006
File No. 333-132923

Dear Sir or Madame:

        We have reviewed your filing and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable
or a revision is unnecessary. Please be as detailed as necessary in your explanation. In
some of our comments, we may ask you to provide us with supplemental information so
we may better understand your disclosure. After reviewing this information, we may or
may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis and Plan of Operation, pages 23-28

1. We note your response to our prior comment 5 and reissue that comment. We refer to
    your statement on page 24 that you "anticipate that [you] will approach
    market makers in order for them to quote [your] securities" and that "in the event
    [your] securities become quoted, [you] will be subject to the periodic reporting
    requirements of the Securities Act of 1934."   These statements are currently
    inaccurate. Your securities do not have to be "quoted for you to be subject to the
    periodic reporting requirements of the Securities Exchange Act of 1934. Once this
    registration statement becomes effective, you will be subject to the periodic reporting
    requirements of the Securities Exchange Act of 1934, whether or not your securities
    are quoted. In addition, the market makers are not the quotation medium. The

OTCBB would be the quotation medium. Market makers may apply to have your securities quoted on the OTCBB. Please revise your disclosure accordingly.

<u>Signatures</u>

2. We note your response to our prior comment 7 and reissue that comment. Your revised signatures still do not comply with the signature requirements of Form SB-2. Please revise Mr. Garr's third signature to indicate he is also the company's principal accounting officer and signing for himself in that capacity. In addition, please note that his second signature on behalf of the company is unnecessary, unless required by the company's governing documents.

<u>Financial Information</u>

<u>General</u>

3. Please revise your filing to include updated financial statements and financial disclosures through June 30, 2006 as required by Item 310(g) of Regulation S-B.

<u>Managements Discussion and Analysis</u>

<u>Results of Operations, page 25</u>

4. Please revise your disclosure regarding other expenses incurred in 2004 to discuss the charge you added in response to our previous comment 12 related to your options issued to acquire Series C preferred stock.

<u>Financial Information</u>

<u>Report of Independent Registered Public Accounting Firm</u>

5. Although your auditor modified the date of his report to be consistent with that identified in his consent in response to our previous comment eight, the date of the report does not appear to cover the restatement adjustment you recorded in response to our previous comment 12. Please have your auditor update his report to a date after you identified and recorded your additional restatement adjustments and modify his consent as appropriate. Please have your auditor currently date his consent.

<u>Statements of Stockholders' Deficit, page F-4</u>

6. Although you continue to indicate in response to our previous comment nine, that you removed reference to "Interest on notes receivable from stockholders," this line item is still in your statement of stockholders' deficit. Please remove this line item from your statement.

Preferred Series C Stock, page F-11

7. Although you indicate in response to our previous comment 13, that you have revised your disclosure to indicate why you decided to forego the cash consideration related to the exercise price of the Series C preferred stock options, we are unable to locate your revised disclosure. Please tell us the exact location of your revised disclosure or revise your disclosure to clearly indicate why you enticed your note holders to convert their notes to preferred stock.

Recent Sales of Unregistered Securities, page II-1

8. We acknowledge your response to our previous comment 16a. It appears that you still indicate on page F-10 that the warrants issued to Regal One in September 2005 are options. Please revise your disclosure to consistently reflect these instruments.

9. We acknowledge your response to our previous comment 16b. Although you represent that the 200,000 warrants issued to Mr. Westeich were issued in connection with the sale of common stock your disclosure on page II-3 clearly indicates that Mr. Westeich converted a note to common stock and that you issued these warrants as additional compensation. Your disclosure in footnote 8 to the table on page 31 clearly indicates that these warrants were issued in connection with the settlement of a note. Please revise your accounting to reflect the fair value of these warrants as an induced conversion expense under SFAS 84 or tell us in detail why you continue to believe that these warrants were issued in connection with a cash sale of stock when this sale is not apparently disclosed in Part II. In any regard, as previously requested, please revise your financial statement footnotes to disclose the existence of and your accounting for these warrants or tell us where you have added this disclosure in the financial statement footnotes.

Interim Financial Statements, page F-17

Note 4: Registration Rights Liability, page F-21

10. We acknowledge your response to our previous comment 17. Please address the following additional comments:
    a. Please revise your registration rights disclosure here and on page 46 to clearly indicate that your one percent for each 30-day period penalties are prorated for partial periods as indicated in Section 8(c) of your Subscription Agreement for your March private placement.

    b.   Please explain to us how you calculated the 33,000 shares of common stock to be issued under the registration rights as a result of your late filing of your initial registration statement on Form SB-2. It would appear that a 1% penalty on 5 million shares would be 50,000 shares issuable per 30-day period. Based on the February 23, 2006 private placement closing date you disclose it appears that the most days you can accrue as of March 31, 2006 is six days. A six day penalty would appear to be only 10,000 shares while a total nine day penalty would appear to be 15,000 shares, based on the April 3, 2006 filing date. Additionally, please clarify your disclosures to indicate that the penalty starts to be assessed subsequent to the initial 30-day grace period.

    c.   In addition to the disclosures included with regards to the shares of common stock issuable as of March 31, 2006 as a result of the registration rights agreement, please disclose the number of warrants that you were obligated to issue on March 31, 2006 and the total amount due on April 3, 2006.

    d.   Although you indicate in response to previous comment 17c that you have reflected the shares returned or returnable from Regal One in your financial statements, your statement of stockholders' equity on page F-19 does not reflect this transaction. In addition, your footnote disclosure does not address this transaction. Please revise your accounting and disclosure to reflect the returned or returnable shares from Regal One as of March 31, 2006 and disclose the total amount of shares returned through your April 3, 2006 filing date.

    e.   Based upon the additional disclosures you include in response to comment 17b, the $2,385,216 liability appears to accrue penalties that have not yet been incurred. Therefore, please reverse this liability and reflect the 2.5 million class A warrants and 2.5 million class B warrants issued and outstanding as liabilities under paragraphs 14-18 of EITF 00-19 or tell us why this accounting treatment is inappropriate. In this regard, please allocate the net proceeds from your March private placement first to the fair value of these warrants with the remainder to the common stock. Please reflect the value allocated to the warrants as a liability upon issuance and mark this liability to market at each period with the change in value recorded through your income statement. Please ensure you include the warrants issued or issuable as identified in part c. above in your liability at March 31, 2006.

Exhibits, page II-4

11. We acknowledge your response to our previous comment 10. It appears that you list your investment agreement with Regal One as both Exhibits 4.6 and 4.17. Please confirm to us that the only difference between the two agreements is that Exhibit 4.6 is unexecuted. If true, please revise your Exhibit list to remove the unexecuted document. Please explain to us any other differences between the two documents and revise your Exhibit list to clarify why two agreements are necessary.

<p align="center">*   *   *   *   *</p>

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Raul Silvestre
        Law Offices of Raul Silvestre & Associates, APLC
        31200 Via Colinas, Suite 200
        Westlake Village, CA 91362